ALLIED GOLD LIMITED
ACN 104 855 067

4 November 2008

Company Announcements Office
Australian Stock Exchange Ltd

CHANGE OF REGISTERED OFFICE ADDRESS

Allied Gold Limited advises that it has relocated its Registered Office. The new address details are as follows:

Address:	Unit B9, 431 Roberts Road, Subiaco WA 6008
Telephone:	(08) 9276 4604
Fax:	(08) 9287 4655
Email:	info@alliedgold.com.au e-mail

Allied Gold Limited's Head Office and principal place of business is located in Brisbane, Queensland. Relevant contact details are as follows:

Post office box

PO Box 1916
New Farm QLD 4006

Street address

Level 1,
15 Mallon Street
Bowen Hills QLD 4006

Contact Numbers

Phone: + 61 7 3252 5911
Facsimile : + 61 7 3252 3552
info@alliedgold.com.au e-mail

All enquires are to be made to the Brisbane Head Office in the first instance.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman
For enquiries in connection with this release please contact:

Allied Gold Limited
+61 7 3252 5911 phone
+61 7 3252 3552fax
info@alliedgold.com.au e-mail